UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AbbVie Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices)(Zip Code)

William J. Chase (847) 932-7900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 — CONFLICT MINERALS DISCLOSURE

Item 1.01.                                        Conflict Minerals Disclosure and Report

The Conflict Minerals Report for AbbVie Inc. (AbbVie) for the year ended December 31, 2015 is attached as Exhibit 1.01 to this Report and is available on AbbVie’s website at www.abbvieinvestor.com.

Item 1.02.                                        Exhibit

AbbVie’s Conflict Minerals Report is attached as Exhibit 1.01 to this Report.

SECTION 2 — EXHIBITS

Item 2.01.                                        Exhibits

Exhibit No.	Description
Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AbbVie Inc.
(Registrant)

By:	/s/ William J. Chase	Date: May 31, 2016
William J. Chase
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.01	Conflict Minerals Report.